Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

BARCLAYS ABN AMRO

Combination of Barclays and ABN AMRO

Investor presentation 23rd April 2007

BARCLAYS ABN AMRO

Contents

Page

Transaction highlights 1

The opportunity 14

Significant expected synergies 31

Financial metrics and capital 40

Expected timetable 42

BARCLAYS ABN AMRO

Strategic context

“It’s clear to us that the best way for Barclays to attack the enormous commercial opportunity generated by growth in the global financial services industry over the course of the coming decade is by running a fast moving and appropriately integrated universal bank.” (John Varley: 2006 Results Announcement)

“Today we have the opportunity to contribute to Europe’s integration, to enhance the banking sector’s competitiveness and to make more possible for the European customer. These are chances of a lifetime.” (Rijkman Groenink: 15th February 2007)

• The global financial services industry is fragmented

• The sources of growth in demand are clear and compelling

• The business model best equipped to benefit from these conditions is a universal bank

• A successful universal banking strategy will align portfolio composition with sources of market growth and customer demand

• What determines success with customers and clients is capability and relationships

• What determines success for shareholders is growth

• A fast-moving and appropriately integrated universal bank is well placed to deliver

BARCLAYS ABN AMRO

This transaction creates a strong combination

• Building on the strengths and values of both Barclays and ABN AMRO

• Creating a powerful competitive force on behalf of customers and employees

• Driving a significant and sustained increment over stand-alone growth and value for shareholders

BARCLAYS ABN AMRO

How will shareholders expect to benefit?

• Top quartile TSR over time relative to peers

• Growth in EpS and economic profit that outperforms that of the standalone businesses helped by:

– strong underlying performance – capturing of the announced synergies

• Growing enterprise value derived from:

– developing brand equity

– accelerating recruitment of new customers and clients – extending relationships with existing customers and clients – enhancing of reputation as an employer of choice

• Returns on capital that benefit from a universal bank’s capital efficiency and synergy opportunities

“Earn, invest and grow”

BARCLAYS ABN AMRO

Transaction overview

• 3.225 new Barclays ordinary shares per ABN AMRO ordinary shares Key terms • Equivalent to €36.25 per ABN AMRO ordinary share(1)

• Pro-forma ownership 52% Barclays, 48% ABN AMRO

• UK incorporation, Group HQ in Amsterdam and UK FSA lead regulator

Structure and • LSE primary listing, Euronext Amsterdam and Tokyo Stock Exchange Listing secondary listings and NYSE listing for new Barclays ADSs

• Full weighting in FTSE UK indices and maximum weighting in Euronext AEX index (15%)

• Regulatory and tax clearances Conditions • Sale of LaSalle Bank

• Completion of employee consultations

Corporate • Unitary Board structure: Chairman – Arthur Martinez, Governance CEO – John Varley, President – Robert E. Diamond

(1) Based on Barclays closing share price of Barclays ordinary shares, £7.50, on 20th April 2007 (FT exchange rate 1.4739) and including the €0.60 2006 final dividend per ABN AMRO ordinary share

BARCLAYS ABN AMRO

Sale of LaSalle Bank to Bank of America

• Condition of offer that LaSalle Bank is sold

• Completion expected prior to combination with Barclays

• Full value of the sale of LaSalle on these terms reflected in the exchange ratio of the combination

• Est. €12bn excess capital following disposal of LaSalle Bank to be returned to shareholders principally through share buy-back

• Buy-backs to be executed after completion of Barclays offer

• Combined group will continue to be a leading force in investment banking and investment management in US

• We continue to expect our US businesses to deliver strong growth and to be a major contributor to the combined Group’s performance

• The combined group will continue to explore opportunities to develop its existing US position

BARCLAYS ABN AMRO

The transaction will generate attractive financial returns

• 33% to share price of ABN AMRO ordinary shares

Premium on 16th March 2007

• Total synergies: €3.5bn by 2010

– Cost: €2.8bn

Synergies

– Net revenue: €0.7bn

• Implementation costs: €3.6bn Capital • Target equity tier 1 ratio of 5.75%

Cash EPS • 5%(1) accretive in 2010 for Barclays shareholders accretion • Significantly accretive to ABN AMRO shareholders in 2008

Barclays RoI • 2010 target: 13%(1)

Barclays

• EP impact: significantly positive by 2010 economic value

(1) Based on consensus data

BARCLAYS ABN AMRO

The transaction accelerates the strategic priorities of both banks

Barclays (1)

BARCLAYS

Consistent strategic priorities

Build the best bank in the UK

Accelerate growth of global businesses

Develop Retail and Commercial Banking activities in selected countries outside the UK

Enhance operational excellence

ABN AMRO (2)

The mid-market segments represent ABN AMRO’s “sweet spot”

ABN AMRO is active in different geographical markets, products and client segments

Combination of products and global presence creates “sweet spot” in mid-market segments

Our mid-market segments require a combination of local and internation capabilities local relationships

an extensive and competitive product suite

efficient delivery

sector knowledge (in the case of corporates)

international network

ABN AMRO is one of the few banks in the world that can deliver on all of these, in many cases uniquely so ABN AMRO

(1) Barclays, Investor Presentation Spring 2007

(2) ABN AMRO full year 2004 results and strategy presentation

BARCLAYS ABN AMRO

Offering world class capabilities to an enlarged, complementary customer base

World class capabilities

• Retail Banking

• Credit Cards

• Affluent Banking

• Commercial Banking

• Payments and transactional Banking

• Investment Banking

• Asset Management

• Wealth Management

Enhanced product capabilities drive cross sell

Expanded client base to drive product revenues

Deep local relationships

• Europe

– UK

– Netherlands

– Italy

– Spain

– Portugal

• US

• Brazil

• Africa

• Asia

– India

– Indonesia

– China

– Hong Kong

– Pakistan

– Singapore

– Taiwan

• Middle East

BARCLAYS ABN AMRO

Creating an institution which combines strength in key activities with substantial exposure to high growth markets and segments

Attractive mix of geographies(1) and products(2)

24% Developing Markets

Developing Markets

24% UK

36% US

6% US 6% Other Europe

17% Netherlands 17%

70% Europe

47% Investment Banking & Investment Management

Wealth 5%

Asset Mgmt 9%

Retail and Investment Commercial Banking 53% 33%

53% Retail and Commercial

Note: Barclays PBT data assumes average 2006 Euro exchange rate of 1.47. ABN AMRO PBT data excludes LaSalle Bank

1) Based on 2006 PBT excluding disposals

2) Based on 2006 PBT excluding disposals and head office costs

BARCLAYS ABN·AMRO

# The combination will target top quartile cost:income ratios for each business


Barclays(1)(3) (€bn)
Income
16.6 18.2 20.7 25.4 31.7
2002 2003 2004 2005 2006
CAGR 17.5%
PBT
4.7 5.6 6.7 7.7 10.5
2002 2003 2004 2005 2006
CAGR 22.2%
EPS (in €)
0.49 0.62 0.75 0.80 1.05
2002 2003 2004 2005 2006
CAGR 20.9%
DPS (in €)
0.27 0.30 0.35 0.39 0.45
2002 2003 2004 2005 2006
CAGR 14.0%


Cost:Income Ratio
58.5% 71.9%
58.4% 67.0%
60.5% 77.9%
60.7% 68.3%
58.7% 69.6%
2002 2003 2004 2005 2006
Barclays ABN AMRO


ABN AMRO(2)(3) (€bn)
Income
18.3 18.8 16.3 19.0 22.7
2002 2003 2004 2005 2006
CAGR 5.5%
PBT
3.4 4.9 3.0 5.4 5.0
2002 2003 2004 2005 2006
CAGR 10.4%
EPS (in €)
1.39 1.94 2.33 2.43 2.50
2002 2003 2004 2005 2006
CAGR 15.8%
DPS (in €)
0.90 0.95 1.00 1.10 1.15
2002 2003 2004 2005 2006
CAGR 6.3%

Source: Barclays and ABN AMRO annual reports. Barclays data converted to Euro using published average Euro exchange rate as stated in annual reports. ABN AMRO including LaSalle Bank adjusted to exclude private equity consolidation

(1) Reported PBT includes profit on disposal and pre-tax share of profit on discontinued operations (2) Reported PBT excludes profit on disposal and pre-tax share of profit on discontinued operations but includes LaSalle Bank (3) 2002-2003 figures conform to UK and Dutch GAAP, 2004-2006 data based on IFRS.

11

BARCLAYS ABN AMRO

Board structure and membership

• Chairman, Arthur Martinez

• Deputy chairman, Marcus Agius

• 10 directors from Barclays

• 9 directors from ABN AMRO

BARCLAYS ABN AMRO

The management structure is clear. The leadership team is experienced

Executive committee

John Varley*

Chief Executive

Robert E. Diamond*

President, CEO IBIM

Frits Seegers*

CEO of GRCB

Ron Teerlink

Chief Operating Officer of GRCB

Chris Lucas*

Group Finance Director

Piero Overmars

CEO Continental Europe and Asia, GRCB

Huibert Boumeester*

Group Chief Administrative Officer

Paul Idzik

Group Chief Operating Officer

* Indicates board member

BARCLAYS ABN AMRO

Contents

Page

Transaction highlights 1

The opportunity 14

Significant expected synergies 31

Financial metrics and capital 40

Expected timetable 42

BARCLAYS ABN AMRO

Global Retail and Commercial Banking: The combination of Barclays and ABN AMRO operations will create significant franchise enhancing opportunities

• Drives efficiency and scale benefits in developed markets

• Captures growth through strong positions in developing markets

• Strengthens and broadens customer product offerings:

– A leading global transaction bank with income of over €4bn(1)

– Combined leadership in mass affluent segment

– A leading card issuer – 27m cards

• Leverages ABN AMRO global cash and payments infrastructure across the enlarged network

• Builds on the combined mid-market franchise strengths

• Enables optimisation of operating infrastructure and processes

Presence in 64 countries, servicing over 47 million customers through more than 7,800 branches

(1) Excludes LaSalle Bank

BARCLAYS ABN AMRO

Global Retail and Commercial Banking: The enlarged network creates opportunity to grow faster in global products and segments

2.5 4th Largest Global Retail and share 2 Commercial bank

market

1.5

Global 1

0.5

%

0

Unicredito Santander Barclays BNP ABN AMRO Sumitomo RBS Wells JPMorgan Barclays Bank of HSBC Citigroup GRCB Paribas Mitsui FG Fargo Combined America

• Complementary footprint

• Strong presence in key European markets

• Relevance in high growth markets

• Economies of scale where it matters

• Enhanced distribution power

BARCLAYS ABN AMRO

Global Retail and Commercial Banking: Creating a leading position in UK, Netherlands and scalable positions in Italy and

Iberia UK Netherlands Italy Iberia

BARCLAYS ABN-AMRO Antoveneta ABN AMRO BARCLAYS

Position • A leading UK • Top player in • 8th largest bank • A leading noncommercial bank commercial banking • Strong position in domestic bank • Top 3 • 3rd largest retail Northern Region retail bank bank

Branches 2,021 643 1,045 586 Retail Customers 14m 6m 1.5m 0.6m Number of Cards 11m 1m 0.6m 0.6m SME Customers 0.8m 0.4m 0.2m 0.1m

BARCLAYS ABN AMRO

Global Retail and Commercial Banking: Strongly positioned to capture growth in developing markets

2006 Group profit split(1)

Developing Markets 24%

2006 PBT Split South Africa 8% Brazil 6% Asia 5% Sub-Saharan 2% Africa Other developing 3% mkts

INCOME CAGR(2)

Nominal GDP(4) CAGR

Key Attributes         Brazil South Africa Asia         BANCO REAL         ABN AMRO         ABSA         29%(3)         8.2%

• Assets: €34.6bn

• 3rd largest privately-owned bank

• 2,100 branches         • 12m customers

17%         10.3%         • Assets: €45.3bn         • Largest bank by loans         • 749 branches         • 8.3m customers

22%(3)         • China: 12.4%         • India: 10.3%         • Indonesia: 12.3%         • Pakistan: 13.2%         • Taiwan: 4.7%

• Second largest foreign bank in Pakistan         • 28 branches in India

(1) Based on 2006 PBT excluding head office costs and disposal

(2) Source: company annual reports; Brazil/South Africa 2003-2006; Asia 2004-2006; Brazil, Asia in euros; South Africa in rand (3) Figures based on full geography not limited to retail and commercial banking (4) In local currency, source: International Monetary Fund 2006-2008

BARCLAYS ABN AMRO

Global Retail and Commercial Banking: The enlarged network creates opportunity to grow faster in global products and segments

Commercial Retail

Mass Affluent

Credit Cards

Trade Finance & Cash Management

Mid-market

• Merge Premier and Van Gogh Preferred Banking propositions into unified global brand

• Offer leading products to rapidly growing attractive client segment

• Expand distribution through enlarged network

• Barclays is a leading international card issuer

• Enlarged customer base and network offer substantial growth opportunities

• Improved cost and revenue per card performance is expected to result

• ABN AMRO infrastructure is market-leading

• Barclays offers substantial network extension and strong client relationships

• Ability to capture trade finance flows between key global hubs including:

– EU and Asia; Iberia and Brazil; Asia and South Africa

• Significant opportunity to grow Barclays share in UK Business Banking trade finance market

• Deliver complete range of products and services to the global SME segment, including FX derivatives and other investment banking products

• Exploit the ability to expand global merchant acquiring network

• Cross-sell wealth management products to SME owners and managers

BARCLAYS ABN AMRO

Investment Banking and Investment Management: Barclays growth has been industry leading

Investment Banking PBT CAGR (2000-2006)

25% 19% 18% 15% 11% 7% 6% 6% 5% 4% 4% 1%

BARCAP GS Bear LB SG DB ML CS BNP UBS Citi JPM

Investment Management PBT CAGR (2000-2006)

39% 23% 21% 11% 10% 9%-4% 5% -8%7%

BARCLAYS Blackrock State Street Mellon UBS Alliance Bernstein ML CS Citi MS

Note: Investment management includes BGI and Barclays Wealth

BARCLAYS ABN AMRO

Investment Banking and Investment Management: The

markets are large and highly fragmented, providing significant opportunity for growth

Estimated Global Revenue

Pools, $bn, 2006

7-10% expected annual

growth over next 10 years

280

250

870

340

Investment Asset Wealth Total Revenue Banking Management Management Pool

Estimated Share of Top 5 Players, %

Barclays

Investment ~3% banking, 34 66 revenues %

Asset ~6% Management, 24 76 AuM, %

Wealth ~1% Management, 14 86 AuM, %

BARCLAYS ABN AMRO

Investment Banking: Combination will add incremental growth

• Accelerates mission to be the premier global Investment Bank in risk management and financing – Top 5 player in Investment Banking revenues

• Considerably enhances product offering to our combined clients

• Extensively broadens geographical footprint and adds client relationships in key growth regions

• Leverages middle market strength to benefit from growing demand for financing and risk management

• Benefits from ABN AMRO’s niche capabilities in M&A, equities and UK Corporate Broking

• Crystallises significant cost synergies enabling retention of top quartile productivity target

Barclays product and operating model

+

ABN AMRO footprint and product capabilities

=

Confidence in continuing Barclays Capital long term growth rate

BARCLAYS ABN AMRO

Investment Banking: The combined entity will create a premier global player in risk management and financing

2006 pro forma Investment Banking Income, €bn

Barclays

ABN AMRO

24.9 19.2 17.2 16.5 15.3 15.1 14.6 13.8

6.1

9.2

UBS JPM ML Total (Pre- GS synergies) DB MS Citi

BARCLAYS ABN AMRO

Investment Banking: The combined entity provides broader and deeper product capability

Extended product capabilities

Barclays Capital

Asset Class Income ABN AMRO delivers

03-06 CAGR(1)

• Strong structured credit European franchise

Credit 19% • Specific strengths in synthetic products and securitisation

• Combined business #1 in International Bonds and #2 in Global All Debt

• Strong structured retail products Equities 33% • Extensive European warrants franchise

• Attractive Asian footprint

• Solid ECM capabilities

• Strong energy and power advisory capability in Russia, Eastern Europe, Commodities 98% Latin America and India

• Leading Metals and Mining franchise, esp. in Latin America and Australia

• Strong sales capability

FX 24% • Extensive franchise footprint, particularly in Continental Europe, Asia and Latin America

• Leverage Barclays BARX trading platform

• Combined business leading global FX player

Private Equity 58% • Complementary European middle market business with strong track record and reputation

(1) Barclays Investor Presentation – Spring 2007

BARCLAYS ABN AMRO

Investment Banking: The combined entity also delivers a significantly stronger geographical presence

Broader geographical footprint

Barclays Capital

Geography Income ABN AMRO delivers

03-06 CAGR(1)     • Number one position in the Netherlands

• Strong corporate footprint in Italy, Belgium, Germany, Continental 20%+ France, Nordic regions and Eastern Europe Europe

• Significant mid-market franchise across continental Europe

• Extensive corporate/mid-market footprint in Latin America, Americas 30%+ particularly Brazil

• Established offices in strategic locations

• Strong corporate/mid-market footprint in China, India and Pakistan Asia Pacific 30%+

• Banking licenses in Indonesia, Pakistan, Philippines, Thailand, Vietnam, Australia, New Zealand and South Korea

(1) Barclays Investor Presentation – Spring 2007

BARCLAYS ABN AMRO

Investment Banking: Business model discipline and focus on risk management and financing has proven successful in delivering across the business cycle

Barclays Capital: Model delivers across the cycle

Income (€m) 9,193 6,608 5,160 4,167 3,195 3,560 3,251 2,027 2,538 2,099 1,364 1,675 1,068 1,071

PBT (€m) 640 857

1999 2000 2001 2002 2003 2004 2005 2006

Interest Rates (ST) Down Down Up Up Up

Credit Spreads Up Up Up Down Down Down Down Volatility Up Up Up Down Down Down Down Equity Markets Up Down Down Down Up Up Up Up M&A activity Up Up Down Down Up Up Up Inflation Up Down Down Up Up

Work with top tier clients; attract / retain best talent; consistently deliver strong returns

BARCLAYS ABN AMRO

Investment Banking: Barclays Capital’s disciplined approach to growth will drive operational efficiencies in the combined entity

Barclays Capital: Cost discipline maintained in growth period

Headcount (FTE) 5,000 5,600 5,700 5,900 7,900 9,900 13,200 65% 65% 65% 64% 67% 67% 64% Cost/ Net Revenue (%) 9,193

6,608 CAGR 5,160 3,560 4,167 Income (€m) 3,195 2,538 25%

2000 2001 2002 2003 2004 2005 2006

Cont. Europe Footprint US & Asia (non Japan)

Japan

Build-Outs

ABSA Capital

HomEq Core Risk Mgt Product & Financing Europe Power Build-Outs & Gas Derivatisation Mortgages US High Yield

BARCLAYS ABN AMRO

Investment Management – Wealth management: The combination creates a global wealth management leader with leading European coverage with private clients

Top 10 global Wealth Manager with compelling franchise

bn) 1,800 $

( 1,600 management 1,400 1,200 1,000 800

600 370

400 187 183

Funds under 200 0

Merrill L UBS Citi Wachovia Credit S MS JP M Combined HSBC Deutsche Sachs Goldman ABN AMRO Barclays

• No. 8 globally by assets under management

• Complementary geographic footprint delivers a compelling combined franchise

• Combined access to growth markets:

– Creating a $20bn Asian business

– Access to the Latam markets

• Very clear wealth management brand and proposition

• Focus on cross-sell with Asset Management and Investment Banking

Leading European Coverage

Barclays ABN AMRO Both

• Leading ABN AMRO positions in the Netherlands with strong footprints in France, Germany and Belgium

• Leading Barclays position in UK (the largest European Wealth market) and strong footprints in Spain, Portugal and in offshore markets

Source: Best Stearns report open ‘The Wealth Management Industry’ (April 2006) and company results announcement and releases

BARCLAYS ABN AMRO

Investment Management – Asset management: BGI’s historical performance has been stellar and well recognised in the market

BGI’s Growth in Assets, $bn         1,814         1,513 1,362         1,070         784 802 769 746 619 410 500

264 Market Index

1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

Net new         Assets 24 20 40 75 49 73 97 106 88 68         ($bn)

BGI League Table Ranking

• Global index manager 1st

• Global institutional asset

1st     manager

• Global Exchange Traded

1st         Fund manager

• Worldwide hedge fund

5th         manager

• Foreign asset manager of

1st         Japanese funds

BARCLAYS ABN AMRO

Investment Management – Asset management: The business will benefit from BGI growth enhanced by ABN AMRO distribution capabilities and investment styles

Barclays Global Investors         PBT (€m) Revenue (€m) 2,442 CAGR

1,933 ‘02 – ‘06 1,310 1,047 61% 986 792 802 493 CAGR         280        157 ‘02 – ‘06         32%

2002 2003 2004 2005 2006         ABN AMRO Asset Management

PBT (€m) Revenue (€m) CAGR         828         712 ‘02 – ‘06         594         529 496 29% 300 211 CAGR

108 151         100 ‘02 – ‘06         12%

2002 2003 2004 2005 2006         Combined business delivers

• An extensive distribution network to deliver Barclays world class products and services:

– Target ABN AMRO retail network with Exchange Traded Funds

– Target ABN AMRO institutional client base

• Considerable upside in Continental Europe given that it represents 3% of Barclays AuMs

• ABN AMRO offers capability in alternative and fundamental strategies:

– Broad range of high margin products

– Well diversified client base

BARCLAYS ABN AMRO

Contents Page

Transaction highlights 1

The opportunity 14

Significant expected synergies 31

Financial metrics and capital 40

Expected timetable 42

BARCLAYS ABN AMRO

Total synergies of €3.5bn: €2.8bn cost-related and €0.7bn in net revenue synergies

Expected Total Synergies by Year (1) (€m)

Implementation costs: €3,600m 3,500

Net Revenues 700 Net costs

2,080

2,800 2,080 400 870 (470)

2008 2009 2010(1)

Cost 31% 74% 100% Phasing Net revenue (67)% 0% 100%

Impl. Costs 60% 30% 10% Gross Offshore Net Headcount Reduction 23.6 10.8 12.8 FTE 000’s Barclays ABN AMRO Pro forma(3) 2006 Cost:income(4) 59% 71% 57%

Expected Total Synergies by Business (1,2) (€m)

150 200 3,500 1,350 50 100 200 700 500

1,800

850 150

2,800 1,650

GRCB Investment Investment Corporate Total Banking Mgmt Centre

As % of Cost 59% 30% 4% 7% 100% total synergies Net revenue 22% 71% 7% 0% 100%

• Total Cost synergies represent 8.7% of 2006 combined cost base

• Total Revenue synergies represent 1.4% of 2006 combined revenue base

(1) Profit before tax impact; (2) Fully phased; (3) Based on run-rate synergies; (4) Cost excludes restructuring charges Note: All synergies exclude LaSalle Bank

BARCLAYS ABN AMRO

Cost synergies can be categorised into 5 sets of actions

Initiative €m% of combined 2006 cost base (1)

Headcount Rationalisation 1,610 5.0% IT Platform / Software Consolidation 520 1.6% IT Infrastructure (Networks / Hardware) 290 0.9% Project Integration / Discretionary Spend 220 0.7% Property 160 0.5%

Total €2,800m 8.7%

(1) Source 2006 Annual Reports; Total Cost base adjusted for ABN AMRO restructuring costs and the disposal of LaSalle Bank Note: All synergies exclude LaSalle Bank

BARCLAYS ABN·AMRO

# Global Retail and Commercial Bank: significant cost reduction potential primarily through middle-back office and IT consolidation

## Synergy Split / Phasing (1) (€m)

**Implementation costs: €2,320m**



Net Revenues
Cost
280
230
530
540
70
1,650
150
1,800
Global Product Solutions
Management Structure
IT
Operational Efficiency
Market overlap
Total Costs
Net Revenue
Total Synergies

| €m | 2010 |
|---|---|
| Costs | 1,650 |
| Net Revenues | 150 |
| Total | 1,800 |

| 2006 Cost:Income(2) | 2006 |
|---|---|
| Barclays | 52% |
| ABN AMRO | 68% |
| Target | Top quartile |

- Cost synergies represent 9.7% of 2006 combined cost base
- Revenue synergies represent 0.5% of 2006 combined revenue base

## Sources of Synergies

**COST SYNERGIES**

**Global Product Solutions:**
- Integration of cash management, payments and trade operations into ABN AMRO's Global Transaction Banking
- Integration of all card operations under Barclaycard

**Management Structure:**
- Eliminate overlaps in Barclays and ABN AMRO middle offices

**IT:**
- Integrate global technology platforms
- Rationalise network and data centres
- Reduce application development and maintenance costs

**Operational Efficiency:**
- Approach best practice off-shoring
- Rationalisation of real estate footprint
- Lower procurement and marketing costs / reduction of advisory and consulting fee

**Market overlap:**
- Rationalise presence in markets with overlap

**NET REVENUE SYNERGIES**
- Leverage the ABN AMRO platform to enable the combined business to become a truly global transaction bank, with revenue synergies coming from putting the Barclays volumes through the ABN AMRO platform particularly in Cash Management and Trade Finance
- Increase ABN AMRO's revenue/card by leveraging in the Barclaycard platform and scale economies

1) Profit before tax impact (2) Cost excludes restructuring charges
Note: All synergies exclude LaSalle Bank

34

BARCLAYS ABN·AMRO

# Investment Banking: coverage extension and complementary expertise drive substantial benefits

## Synergy Split / Phasing (1) (€m)

**Implementation costs: €1,060m**



Net Revenues
Cost
700
150
850
500
1,350
Staff Costs
Infrastructure costs
Costs
Net Revenue Synergies
Total Synergies

| €m | 2010 | 2006 Cost:Income | Gross | Net(2) |
|---|---|---|---|---|
| Costs | 850 | Barclays | 64% | 64% |
| Net Revenues | 500 | ABN AMRO | 74% | 75% |
| Total | 1,350 | Target | Top quartile | |

- Cost synergies represent 8.2% of 2006 combined cost base
- Revenue synergies represent 3.3% of 2006 combined revenue base

## Sources of Synergies

**COST SYNERGIES**

- Streamline overlap in front offices in UK, US, Europe and Asia
- Combination of back and middle offices
- Leverage "best in class" operational efficiency
- Migrate ABN AMRO wholesale activities onto Barclays Capital platforms

**NET REVENUE SYNERGIES**

- Strengthen and broaden product capabilities across the combined client base
- Leverage BarCap / Global Markets products through the expanded retail network
- Recognise likelihood of some revenue attrition due to client overlap and risk appetite; but more than offset by upside

Note: ABN AMRO includes private equity (excluding consolidation effect)
(1) Profit before tax impact; (2) Net of impairment
Note: All synergies exclude LaSalle Bank

35

BARCLAYS ABN·AMRO

# Investment Management: drive higher productivity through greater distribution strength

## Synergy Split / Phasing[1] (€m)

**Implementation costs: €70m**



Net Revenues
Cost
70
10
20
100
50
150
Branch & IT
Product
Asset Mgmt.
Total Costs
Net Revenue
Total Synergies

| €m | 2010 |
|---|---|
| Costs | 100 |
| Net Revenues | 50 |
| Total | 150 |

| 2006 Cost:Income[2] | 2006 |
|---|---|
| Barclays | 66% |
| ABN AMRO | 69% |
| Target | Top quartile |

- Cost synergies represent 2.4% of 2006 combined cost base
- Revenue synergies represent 0.8% of 2006 combined revenue base

## Sources of Synergies

**COST SYNERGIES**

**Branch office overlap:**
- Eliminate duplication of branches in European and Asian regions
- Optimisate IT platforms

**Product offering overlap:**
- Eliminate overlap in Private Client product manufacturing

**Asset Management:**
- Transfer management of Liquidity Funds to Barclays and remove other functional overlap

**REVENUE SYNERGIES**
- Enhanced product cross-sell
  - Scale of distribution and enhanced product offering will drive higher penetration
  - Relevant products: alternative investments, structured lending and structured products
  - Increase retail network distribution of BGI products; particularly Exchange Traded Funds

1) Profit before tax impact
2) Cost excludes restructuring charges
Note: All synergies exclude LaSalle Bank

36

## A lean corporate centre will be created in Amsterdam

### Synergy Split / Phasing[1] (€m)

Implementation costs: €150m


150
20
20
10
200
Staff
IT
Consultancy
Property
Total Costs

- Cost synergies represent 24.9% of 2006 combined corporate centre cost base[2]

### Sources of Synergies

- Single Group Headquarters located in Amsterdam
- Barclays and ABN AMRO take similar approaches to Corporate Centre i.e. focused on governance and control
- Functional activities decentralised to business divisions: Legal, Treasury, Risk, Finance and HR, with governance retained at the group centre
- Synergies driven by FTE reduction, IT savings and lower project related costs
- Overlap of major projects / development initiatives such as Basel II, MiFID, etc.

1) Profit before tax impact
2) Excludes private equity
Note: All synergies exclude LaSalle Bank

37

BARCLAYS ABN AMRO

Synergies are based on careful analysis and conservative forecasting

• Detailed bottom-up synergy analysis performed and agreed by divisional management for all businesses and group centres

• Barclays and ABN AMRO have agreed to the synergy numbers and delivery approaches

• Synergies have been subject to external review and challenge

• Synergies are stated at a conservative level relative to the substantial cost and revenue opportunities identified

• We expect further revenue synergies to arise in: Retail & Commercial Banking

• Mass affluent offering

• Internet based applications

• Network effects from combined group presence in 64 retail markets

Investment Banking

• Share of wallet from improved position in several key markets

• Cross-selling of expanded product suite to existing clients

BARCLAYS ABN AMRO

The expected synergies benchmark well against other transactions

Synergies breakdown

20% 9% 6% 9%         37% 38% 33%         91% 94% 91%         80% 67% 63% 62%

B arclays B arclays- D anske- B N P—Unicredit- A B N San—A B N A B N exc Sampo B N L H VB A M R O- A bbey IB B A P V

Cost synergies Revenue synergies

Revenue synergies (% of smaller party revenue base)

5.2%	5.2% 4.5% 3.6% 1.5% 0.6% 1.0%

Barclays Barclays- Danske- BNP-BNL Unicredit ABN San— ABN ABN exc Sampo -HVB AMRO- Abbey IB BAPV

Implementation costs (% of synergies)

254%270%         180% 151%         129% 130% 137% 151% 118% 113% 125% 103% 77% 101%

Barclays Barclays- Danske- BNP-BNL Unic ABN San— ABN ABN exc Sampo redit-HVB AMRO- Abbey IB BAPV

% of total synergies% of cost synergies

Cost synergies (% of smaller party cost base)

20.5%	21.3% 19.0% 17.4% 11.6% 13.3% 14.5%

Barclays—Barclays—Danske- BNP-BNL Unicredit- ABN San-ABN ABN exc Sampo HVB AMRO- Abbey IB BAPV

Note: Revenues base and cost base of the smaller entity for last reported twelve months before announcement. All synergy figures as disclosed on announcement

Source: Company analysts’ presentations and press releases, internal analysis

BARCLAYS ABN AMRO

Contents

Page

Transaction highlights 1

The opportunity 14

Significant expected synergies 31

Financial metrics and capital 40

Expected timetable 42

BARCLAYS ABN AMRO

Capital management will remain a key focus area

• Target strong AA rating

• Apply value-based management philosophy with group cost of equity of 9.5%

• Overall portfolio to be run for shareholder value

• Maintain Barclays dividend pay-out policy

– Initial dividend based on existing Barclays dividend per share

– Pay-out ratio over-time approximately 50% of cash earnings

– Dividends to grow broadly in line with underlying earnings trajectory

– Interim dividend approximately 35% of total dividend

– Dividends declared in euro with sterling election

– Dividends paid free of withholding tax

• Target 5.75% equity tier 1 ratio

• Target 7.75% tier 1 ratio

• Buy-backs remain part of toolkit and benchmark of inorganic activity

– Financial modelling assumes share buy-backs above target equity tier 1 ratio

BARCLAYS ABN AMRO

Contents

Page

Transaction highlights 1

The opportunity 14

Significant expected synergies 31

Financial metrics and capital 40

Expected timetable 42

BARCLAYS ABN AMRO

Expected timetable

Today

July 2007

August 2007

Q4 2007

Q4 2007

• Announcement of agreement on terms

• Offer documentation posted to ABN AMRO shareholders

• Class 1 circular to be posted to Barclays shareholders

• Shareholder EGMs

• Completion of Bank of America’s acquisition of LaSalle Bank

• Completion of transaction

BARCLAYS ABN AMRO         Disclaimer         This document shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.         In connection with the proposed business combination transaction between Barclays and ABN AMRO, Barclays expects it will file with the SEC a Registration Statement on Form F-4 which will constitute a prospectus, a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays and ABN AMRO, without charge, once they are filed with the SEC.         The publication and distribution of this document and any separate documentation regarding the intended Offer, the making of the intended Offer and the issuance and offering of shares may, in some jurisdictions, be restricted by law. This document is not being published and the intended Offer is not being made, directly or indirectly, in or into any jurisdiction in which the publication of this announcement and the making of the intended Offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this announcement should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction.         Forward looking statements         This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of Barclays and ABN AMRO’s plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. Barclays and ABN AMRO caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between Barclays and ABN AMRO within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving Barclays and ABN AMRO, including the achievement of synergy targets, Barclays and ABN AMRO’s future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditures and revenue synergies, projected levels of growth in the banking and financial markets, the combined group’s future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical facts. Additional risks and factors are identified in Barclays and ABN AMRO’s filings with the SEC, including Barclays and ABN AMRO’s Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on Barclays website at http://www.barclays.com and ABN AMRO’s website at http://www.abnamro.com, respectively, and on the SEC’s website at http://www.sec.gov.         Any forward-looking statements made by or on behalf of Barclays or ABN AMRO speak only as of the date they are made. Barclays and ABN AMRO do not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays or ABN AMRO has made or may make in documents Barclays or ABN AMRO has filed or may file with the SEC.         Sources of ABN AMRO financial information         Source of all group figures presented stem from the 2006 Annual Report or Management Information that reconciles to Annual Reports of ABN AMRO. In the Annual Report of ABN AMRO the figures 2002 and 2003 are according to Dutch GAAP, the numbers as of 2004 are according to IFRS (excluding the consolidation effect of private equity controlled investments).